                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                              --------------------

                                    FORM 6-K

                     REPORT OF FOREIGN ISSUER PURSUANT TO
         RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                              February 26, 2003
                     ------------------------------------

                         GRUPO ELEKTRA, S.A. de C.V.

            (Exact name of registrant as specified in its charter)


                     Edificio Parque Cuicuilco (Esmeralda)
                           Insurgentes Sur No. 3579
                                 Col. Tlalpan
                          14000 Mexico, D.F., Mexico

                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                      Form 20-F X            Form 40-F
                               ---                    ---

         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                      Yes                    No X
                         ---                   ---

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.


                                    GRUPO ELEKTRA, S.A. de C.V.
                                          (Registrant)


                                    By:  /s/ Rodrigo Pliego Abraham
                                         ---------------------------
                                    Name:    Rodrigo Pliego Abraham
                                    Title:   Chief Financial Officer

Date: February 26, 2003

                             MEXICAN STOCK EXCHANGE
                                  SIFIC / ICS

STOCK EXCHANGE CODE:ELEKTRA                              Quarter:  4  Year: 2002
GRUPO ELEKTRA, S.A. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
                        AT DECEMBER 31 OF 2002 AND 2001
                              (Thousands of Pesos)

                                                                  Final Printing

REF            CONCEPTS                                 QUARTER OF PRESENT       QUARTER OF PREVIOUS
S                                                     Amount         %         Amount         %

 1        TOTAL ASSETS                                 15,152,580     100       16,233,970    100

 2        CURRENT ASSETS                                8,644,690      57        9,359,887     58
 3        CASH AND SHORT-TERM INVESTMENTS               3,076,840      20        2,022,855     12
 4        ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)       1,881,273      12        3,580,219     22
 5        OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE          597,618       4          650,943      4
 6        INVENTORIES                                   3,019,707      20        3,045,714     19
 7        OTHER CURRENT ASSETS                             69,252       0           60,156      0
 8        LONG-TERM                                     1,078,119       7        1,090,712      7
 9        ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)               0       0                0      0
10        INVESTMENT IN SHARES OF SUBSIDIARIES
          AND NON-CONSOLIDATED                          1,078,119       7        1,090,712      7
11        OTHER                                                 0       0                0      0
12        PROPERTY, PLANT AND EQUIPMENT                 3,559,563      23        3,865,597     24
13        PROPERTY                                      3,234,053      21        3,278,667     20
14        MACHINERY AND INDUSTRIAL                        403,525       3          413,989      3
15        OTHER EQUIPMENT                               3,815,940      25        3,700,694     23
16        ACCUMULATED DEPRECIATION                      3,893,955      26        3,527,753     22
17        CONSTRUCTION IN PROGRESS                              0       0                0      0
18        DEFERRED ASSETS (NET)                         1,337,265       9        1,444,423      9
19        OTHER ASSETS                                    532,943       4          473,351      3

20        TOTAL LIABILITIES                             9,828,210     100        9,804,989    100

21        CURRENT LIABILITIES                           4,890,575      50        4,730,730     48
22        SUPPLIERS                                     2,791,905      28        2,567,139     26
23        BANK LOANS                                    1,057,622      11          768,069      8
24        STOCK MARKET LOANS                                90,177       1           84,085      1
25        TAXES TO BE PAID                                132,606       1          311,252      3
26        OTHER CURRENT LIABILITIES                       818,265       8        1,000,185     10
27        LONG-TERM LIABILITIES                         3,725,053      38        3,982,928     41
28        BANK LOANS                                      844,594       9        1,260,046     13
29        STOCK MARKET LOANS                             2,858,625      29        2,665,511     27
30        OTHER LOANS                                      21,834       0           57,371      1
31        DEFERRED LOANS                                1,137,045      12          997,573     10
32        OTHER LIABILITIES                                75,537       1           93,758      1

33        CONSOLIDATED STOCKHOLDERS' EQUITY             5,324,370     100        6,428,981

34        MINORITY INTEREST                                62,429       1          132,686      2
35        MAJORITY INTEREST                             5,261,941      99        6,296,295     98
36        CONTRIBUTED CAPITAL                           1,743,935      33        2,051,262     32
37        PAID-IN CAPITAL STOCK (NOMINAL)                 547,619      10          560,190      9
38        RESTATEMENT OF PAID-IN CAPITAL STOCK            107,666       2           94,912      1
39        PREMIUM ON SALES OF SHARES                    1,088,650      20        1,396,160     22
40        CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES            0       0                0      0
41        CAPITAL INCREASE (DECREASE)                   3,518,006      66        4,245,033     66
42        RETAINED EARNINGS AND CAPITAL RESERVE         6,675,523     125        5,630,450     88
43        REPURCHASE FUND OF SHARES                       426,525       8          714,578     11
44        EXCESS (SHORTFALL) IN RESTATEMENT OF
          HOLDERS' EQUITY                               (3,663,915)   (69)      (3,301,494)   (51)

45        NET INCOME FOR THE YEAR                          79,873       2        1,201,499     19


                             MEXICAN STOCK EXCHANGE
                                   SIFIC/ICS

STOCK EXCHANGE CODE: ELEKTRA                       QUARTER: 4          YEAR 2002
GRUPO ELEKTRA, S.A. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
                           BREAKDOWN OF MAIN CONCEPTS
                              (Thousands of Pesos)                Final Printing

-----------------------------------------------------------------------------------------------------------
REF                                             QUARTER OF PRESENT                  QUARTER OF PREVIOUS
                                                  FINANCIAL YEAR                       FINANCIAL YEAR
                                                ------------------                  -------------------
               CONCEPTS
 S                                               AMOUNT         %                    AMOUNT           %
-----------------------------------------------------------------------------------------------------------
 3   CASH AND SHORT-TERM INVESTMENTS            3,076,840    100                    2,022,855      100
 46  CASH                                         350,851         11                  124,040            6
 47  SHORT-TERM INVESTMENTS                     2,725,989         89                1,898,815           94

 18  DEFERRED ASSETS (NET)                      1,337,265    100                    1,444,423      100
 48  AMORTIZED OR REDEEMED                              0          0                        0            0
 49  GOODWILL                                   1,337,265        100                1,444,423          100
 50  DEFERRED TAXES                                     0          0                        0            0
 51  OTHERS                                             0          0                        0            0

 21  CURRENT LIABILITIES                        4,890,575    100                    4,730,730      100
 52  FOREIGN CURRENCY                           1,564,010         32                1,004,151           21
 53  MEXICAN PESOS LIABILITIES                  3,326,565         68                3,726,579           79

 24  STOCK MARKET LOANS                            90,177        100                   84,085          100
 54  COMMERCIAL PAPER                                   0          0                        0            0
 55  CURRENT MATURITIES OF MEDIUM TERM                  0          0                        0            0
 56  CURRENT MATURITIES OF                         90,177        100                   84,085          100

 26  OTHER CURRENT LIABILITIES                    818,265        100                1,000,185          100
 57  OTHER CURRENT LIABILITIES WITH               200,683         25                  246,235           25
 58  OTHER CURRENT LIABILITIES WITHOUT            617,582         75                  753,950           75

 27  LONG-TERM LIABILITIES                      3,725,053        100                3,982,928          100
 59  FOREIGN CURRENCY LIABILITIES               3,725,053        100                3,982,928          100
 60  MEXICAN PESOS                                      0          0                        0            0

 29  STOCK MARKET LOANS                         2,858,625        100                2,665,511          100
 61  BONDS                                      2,858,625        100                2,665,511          100
 62  MEDIUM TERM NOTES                                  0          0                        0            0


 30  OTHER LOANS                                   21,834        100                   57,371          100
 63  OTHER LOANS WITH COST                         21,834        100                   57,371          100
 64  OTHER LOANS WITHOUT COST                           0          0                        0            0

 31  DEFERRED LOANS                             1,137,045        100                  997,573          100
 65  NEGATIVE GOODWILL                              5,304          0                   82,342            8
 66  DEFERRED TAXES                               676,534         59                  225,295           23
 67  OTHERS                                       455,207         40                  689,936           69

 32  OTHER LIABILITIES                             75,537        100                   93,758          100
 68  RESERVES                                      56,973         75                   59,998           64
 69  OTHERS LIABILITIES                            18,564         25                   33,760           36

 44  EXCESS (SHORTFALL) IN RESTATEMENT OF      (3,663,915)   100                   (3,301,494)     100
     STOCK HOLDERS' EQUITY
 70  ACCUMULATED INCOME DUE TO MONETARY                 0          0                        0            0
 71  INCOME FROM NON-MONETARY POSITION         (3,663,915)      (100)              (3,301,494)        (100)
-----------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                  SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA                 QUARTER: 4              YEAR: 2002
GRUPO ELEKTRA, S.A. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
                                 OTHER CONCEPTS
                              (Thousands of Pesos)

                                                                  FINAL PRINTING

                                          QUARTER OF PRESENT    QUARTER OF PREVIOUS
REF       CONCEPTS                          FINANCIAL YEAR        FINANCIAL YEAR
---       ----------------------------    ------------------    -------------------
 S                                           AMOUNT                   AMOUNT
72        WORKING CAPITAL                      3,754,115              4,629,157
73        PENSIONS FUND AND SENIORITY             56,973                 59,998
74        EXECUTIVES (*)                              96                     78
75        EMPLOYERS (*)                           19,916                 18,157
76        WORKERS (*)                                  0                      0
77        CIRCULATION SHARES (*)             237,599,460            243,053,508
78        REPURCHASED SHARES (*)               7,448,242                596,711

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

                             MEXICAN STOCK EXCHANGE
                                  SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA                       QUARTER: 4        YEAR: 2002
GRUPO ELEKTRA, S.A. DE C.V.

                         CONSOLIDATED EARNING STATEMENT
              FROM JANUARY THE 1ST TO DECEMBER 31 OF 2002 AND 2001
                              (THOUSANDS OF PESOS)

                                                                  FINAL PRINTING

REF                                              QUARTER OF PRESENT      QUARTER OF PREVIOUS
 R                   CONCEPTS                      FINANCIAL YEAR           FINANCIAL YEAR
---     ------------------------------------     ------------------      -------------------
                                                    AMOUNT      %          AMOUNT       %
 1      NET SALES                                 16,578,015   100        15,656,806   100
 2      COST OF                                    9,556,950    58         8,952,849    57
 3      GROSS INCOME                               7,021,065    42         6,703,957    43
 4      OPERATING                                  4,761,143    29         4,555,189    29
 5      OPERATING INCOME                           2,259,922    14         2,148,768    14
 6      TOTAL FINANCING                            1,057,792     6           537,793     3
 7      INCOME AFTER FINANCING COST                1,202,130     7         1,610,975    10
 8      OTHER FINANCIAL OPERATIONS                    96,806     1          (143,225)   (1)
 9      INCOME BEFORE TAXES AND WORKERS'
        PROFIT SHARING                             1,105,324     7         1,754,200    11
10      RESERVE FOR TAXES AND WORKERS'
        SHARING                                      497,113     3           571,599     4
11      NET INCOME AFTER TAXES AND WORKERS'
        PROFIT SHARING                               608,211     4         1,182,601     8
12      SHARE IN NET INCOME OF SUBSIDIARIES
        NON-CONSOLIDATED ASSOCIATES                 (196,509)   (1)          197,627     1
13      CONSOLIDATED NET INCOME OF CONTINUOUS
        OPERATION                                    411,702     2         1,380,228     9
14      INCOME OF DISCONTINUOUS                      312,760     2           165,027     1
15      CONSOLIDATED NET INCOME BEFORE
        EXTRAORDINARY ITEMS                           98,942     1         1,215,201     8
16      EXTRAORDINARY ITEMS NET EXPENSES              26,526     0                 0     0
17      NET EFFECT AT THE BEGINNING OF THE YEAR
        CHANGES IN ACCOUNTING PRINCIPLES                   0     0                 0     0
18      NET CONSOLIDATED INCOME                       72,416     0         1,215,201     0
19      NET INCOME OF MINORITY INTEREST               (7,457)                 13,702     0
20      NET INCOME OF MAJORITY INTEREST               79,873               1,201,499     8

                             MEXICAN STOCK EXCHANGE
                                  SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA                 QUARTER: 4              YEAR: 2002
GRUPO ELEKTRA, S.A. DE C.V.

                         CONSOLIDATED EARNING STATEMENT
                           BREAKDOWN OF MAIN CONCEPTS
                              (Thousands of Pesos)

                                                                  FINAL PRINTING

                                                          QUARTER OF PRESENT      QUARTER OF PREVIOUS
REF       CONCEPTS                                          FINANCIAL YEAR          FINANCIAL YEAR
                                                          ------------------      -------------------
 R                                                          AMOUNT      %              AMOUNT     %
---       -----------------------                         ----------   ---          ----------   ---
 1        NET SALE                                        16,578,015   100          15,656,806   100
21        DOMESTIC                                        15,435,749    93          14,470,907    92
22        FOREIGN                                          1,142,266     7           1,185,899     8
23        TRANSLATED INTO DOLLARS                            109,886     1             129,324     1

 6        TOTAL FINANCING COST                             1,057,792   100             537,793   100
24        INTEREST PAID                                      704,267    67             825,533   154
25        EXCHANGE LOSSES                                    599,599    57              10,619     2
26        INTEREST EARNED                                    125,372    12             138,670    26
27        EXCHANGE PROFITS                                         0     0                   0     0
28        GAIN DUE TO MONETARY                              (120,702)  (11)           (159,689)  100

 8        OTHER FINANCIAL OPERATIONS                          96,806   100            (143,225)  100
29        OTHER NET EXPENSES (INCOME)                         96,806   100            (143,225) (100)
30        (PROFIT) LOSS ON SALE OF OWN                             0     0                   0     0
31        (PROFIT) LOSS ON SALE OF SHORT-TERM                      0     0                   0     0

10        RESERVE FOR TAXES AND WORKERS' PROFIT SHARING      497,113   100             571,599   100
32        INCOME TAX                                               0     0             291,613    51
33        DEFERRED INCOME TAX                                497,113   100             275,710    48
34        WORKERS' PROFIT SHARING                                  0     0               4,276     1
35        DEFERRED WORKERS' PROFIT                                 0     0                   0     0

(***) THOUSANDS OF DOLLARS.

                             MEXICAN STOCK EXCHANGE
                                  SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA                 QUARTER: 4              YEAR: 2002
GRUPO ELEKTRA, S.A. DE C.V.

                        CONSOLIDATED EARNING STATEMENT
                                 OTHER CONCEPTS
                              (Thousands of Pesos)

                                                                  FINAL PRINTING

                                               QUARTER OF PRESENT    QUARTER OF PREVIOUS
REF       CONCEPTS                               FINANCIAL YEAR        FINANCIAL YEAR
---       -----------------------------------  ------------------    -------------------
 R                                                   AMOUNT                 AMOUNT
36        TOTAL SALES                              16,578,014             15,656,805
37        NET INCOME OF THE YEAR                            0                681,408
38        NET SALES(**)                            16,578,015             15,656,806
39        OPERATION INCOME(**)                      2,259,922              2,148,768
40        NET INCOME OF MAYORITY INTEREST(**)          79,873              1,201,499
41        NET CONSOLIDATED INCOME                      72,416              1,215,201

(*) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE

                             MEXICAN STOCK EXCHANGE
                                   SIFIC /ICS

STOCK EXCHANGE CODE: ELEKTRA                 QUARTER: 4                     2002
GRUPO ELEKTRA, S.A. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
              FROM JANUARY THE 1ST TO DECEMBER 31 OF 2002 AND 2001
                              (Thousands of Pesos)

                                                                  FINAL PRINTING


REF                                                       QUARTER OF PRESENT                QUARTER OF PREVIOUS
          CONCEPTS                                          FINANCIAL YEAR                     FINANCIAL YEAR
 C                                                              AMOUNT                            AMOUNT

 1        CONSOLIDATED NET INCOME                                72,416                           1,215,201
 2        +(-) ITEMS ADDED TO INCOME WHICH DO
          REQUIRE USING CASH                                  1,573,168                             988,551
 3        CASH FLOW FROM NET INCOME OF THE YEAR               1,645,584                           2,203,752
 4        CASH FLOW FROM CHANGE IN WORKING CAPITAL              931,507                            (269,011)
 5        CASH GENERATED (USED) IN OPERATING ACTIVITIES       2,577,091                           1,934,741
 6        CASH FLOW FROM EXTERNAL FINANCING                    (371,940)                            247,267
 7        CASH FLOW FROM INTERNAL FINANCING                    (411,015)                           (360,339)
 8        CASH FLOW GENERATED (USED) BY FINANCING              (782,955)                           (113,072)
 9        CASH FLOW GENERATED (USED) IN INVESTMENT
          ACTIVITIES                                           (740,151)                           (644,786)
10        NET INCREASE (DECREASE) IN CASH AND
          INVESTMENTS                                         1,053,985                           1,176,883
11        CASH AND SHORT-TERM INVESTMENTS AT
          BEGINNING OF PERIOD                                 2,022,855                             845,972
12        CASH AND SHORT-TERM INVESTMENTS AT THE
          OF PERIOD                                           3,076,840                           2,022,855

                             MEXICAN STOCK EXCHANGE
                                   SIFIC/ICS


STOCK EXCHANGE CODEELEKTRA                                  QUARTER:  4    2002
GRUPO ELECKTRA S.A. DE C.V.


                        CONSOLIDATED FINANCIAL STATEMENT
                           BREAKDOWN OF MAIN CONCEPTS
                              (THOUSANDS OF PESOS)

                                                                                                                 FINAL PRINTING
-----------------------------------------------------------------------------------------------------------------------------------
REF                                                                  QUARTER OF PRESENT            QUARTER OF PREVIOUS
           CONCEPTS                                                    FINANCIAL YEAR                FINANCIAL YEAR
C                                                                          AMOUNT                        AMOUNT
-----------------------------------------------------------------------------------------------------------------------------------
2          +(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE
           USING CASH                                                    1,573,168                       988,551
13         DEPRECIATION AND AMORTIZATION FOR THE                           771,798                       747,725
14         +(-) NET INCREASE (DECREASE)IN PENSIONS
           AND SENIORITY PREMIUMS                                           (3,024)                        8,014
15         +(-) NET LOSS (PROFIT) IN MONEY                                       0                             0
16         +(-) NET LOSS (PROFIT) IN ASSETS AND
           ACTUALIZATION                                                         0                             0
17         +(-) OTHER ITEMS                                                804,394                       232,812

4          CASH FLOW FROM CHANGE IN WORKING CAPITAL                        931,507                      (269,011)
18         +(-) DECREASE (INCREASE) IN ACCOUNT                           1,691,984                       493,130
19         +(-) DECREASE (INCREASE) IN                                    (279,382)                     (289,407)
20         +(-) DECREASE (INCREASE) IN OTHER
           RECEIVABLE                                                     (309,852)                      (94,680)
21         +(-) INCREASE (DECREASE) IN SUPPLIER                            243,780                      (193,957)
22         +(-) INCREASE (DECREASE) IN OTHER                              (415,023)                     (184,097)

6          CASH FLOW FROM EXTERNAL FINANCING                              (371,940)                      247,267
23         + SHORT-TERM BANK AND STOCK MARKET                              295,649                             0
24         + LONG-TERM BANK AND STOCK MARKET                                     0                     1,012,283
25         + DIVIDEND RECEIVED                                                   0                             0
26         + OTHER FINANCING                                              (445,268)                      (27,776)
27         (-) BANK FINANCING                                             (222,321)                     (737,240)
28         (-) STOCK MARKET                                                      0                             0
29         (-) OTHER FINANCING                                                   0                             0

7          CASH FLOW FROM INTERNAL FINANCING                              (411,015)                     (360,339)
30         +(-) INCREASE (DECREASE) IN CAPITAL                                  52                        12,975
31         (-) DIVIDENDS PAID                                             (156,394)                     (166,012)
32         + PREMIUM ON SALE OF                                           (254,673)                     (207,302)
33         + CONTRIBUTION FOR FUTURE CAPITAL                                     0                             0

9          CASH FLOW GENERATED (UTILIZED) IN INVESTMENT
           ACTIVITIES                                                     (740,151)                     (644,786)
34         +(-) DECREASE (INCREASE) IN STOCK
           OF A PERMANENT NATURE                                          (205,961)                            0
35         (-) ACQUISITION OF PROPERTY, PLANT AND                         (534,190)                     (644,786)
36         (-) INCREASE IN CONSTRUCTIONS IN                                      0                             0
37         + SALE OF OTHER PERMANENT                                             0                             0
38         + SALE OF TANGIBLE FIXED                                              0                             0
39         + (-) OTHER ITEMS                                                     0                             0

-----------------------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC/ICS

STOCK EXCHANGE CODE: ELEKTRA                          QUARTER: 4      YEAR: 2002
GRUPO ELEKTRA, S.A. DE C.V.

                                     RATIOS
                                  CONSOLIDATED
                                                                  FINAL PRINTING

REF                CONCEPTS                          QUARTER OF PRESENT            QUARTER OF PREVIOUS
                                                       FINANCIAL YEAR                 FINANCIAL YEAR

 P

       YIELD

1      NET INCOME TO NET SALES                                0.44%                    7.76%

2      NET INCOME TO STOCK HOLDERS' EQUITY(**)                1.52%                   19.08%

3      NET INCOME TO TOTAL ASSETS(**)                         0.48%                    7.49%

4      CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME            13.02%                   13.40%

5      INCOME DUE TO MONETARY POSITION TO NET INCOME        166.68%                   13.14%



       ACTIVITY

6      NET SALES TO NET ASSETS(**)                            1.09 times                0.96 times

7      NET SALES TO FIXED ASSETS(**)                          4.66 times                4.05

8      INVENTORIES ROTATION(**)                               3.16 times                2.94 times

9      ACCOUNTS RECEIVABLE IN DAYS OF SALES                     36 days                   72 days

10     PAID INTEREST TO TOTAL LIABILITIES WITH COST(**)      13.88%                    16.25%



       LEVERAGE

11     TOTAL LIABILITIES TO TOTAL ASSETS                     64.86%                    60.40%

12     TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY             1.85 times                1.53 times

13     FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES     53.82%                    50.86

14     LONG-TERM LIABILITIES TO FIXED ASSETS                104.65%                   103.04%

15     OPERATING INCOME TO INTEREST PAID                      3.21 times                2.60 times

16     NET SALES TO TOTAL LIABILITIES(**)                     1.69 times                1.60 times



       LIQUIDITY

17     CURRENT ASSETS TO CURRENT LIABILITIES                  1.77 times                1.98 times

18     CURRENT ASSETS LESS INVENTORY TO LIABILITIES           1.15 times                1.33 times

19     CURRENT ASSETS TO TOTAL LIABILITIES                    0.88 times                0.95 times

20     AVAILABLE ASSETS TO CURRENT LIABILITIES               62.91%                    42.76%



       CASH FLOW

21     CASH FLOW FROM NET INCOME TO NET SALES                 9.93%                    14.08%

22     CASH FLOW FROM CHANGES IN WORKING TO NET SALES         5.62%                    (1.72)%

23     CASH GENERATED (USED) IN OPERATING INTEREST PAID       3.66 times                2.34 times

24     EXTERNAL FINANCING TO CASH (USED) IN FINANCING        47.50%                  (218.68)%

25     INTERNAL FINANCING TO CASH GENERATED IN FINANCING     52.50%                    318.68%

26     ACQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED  72.17%                    100.00
       (USED) IN INVESTMENT ACTIVITIES

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE

                             MEXICAN STOCK EXCHANGE
                                   SIFIC/ICS

STOCK EXCHANGE CODE: ELEKTRA                       QUARTER: 4         YEAR: 2002
GRUPO ELEKTRA, S.A. DE C.V.

                                 DATA PER SHARE
                        CONSOLIDATED FINANCIAL STATEMENT
                                                                  Final Printing


-----------------------------------------------------------------------------------------------------------------------
REF                                               QUARTER OF PRESENT                      QUARTER OF PREVIOUS
                                                    FINANCIAL YEAR                           FINANCIAL YEAR
                                                  ------------------                      --------------------
               CONCEPTS
D                                                       Amount                                    Amount
-----------------------------------------------------------------------------------------------------------------------
 1  BASIC PROFIT PER ORDINARY SHARE (**)              $      0.34                               $        4.89
 2  BASIC PROFIT PER PREFERENT SHARE (**)             $      0.00                               $        0.00
 3  DILUTED PROFIT PER ORDINARY SHARE (**)            $      0.00                               $        0.00
 4  CONTINUOUS OPERATING PROFIT PER COMUN
    SHARE(**)                                         $      1.76                               $        5.57
 5  EFFECT OF DISCONTINUOUS OPERATING
    CONTINUOUS OPERATING PROFIT PER SHARE (**)        $     (1.31)                              $       (0.67)
 6  EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON
    CONTINUOUS OPERATING PROFIT PER SHARE (**)        $     (0.11)                              $        0.00
 7  EFFECT BY CHANGES IN ACCOUNTING POLICIES
    CONTINUOUS OPERATING PROFIT PER SHARE (**)        $      0.00                               $        0.00
 8  CARRYING VALUE PER SHARE                          $     22.15                               $       25.90
 9  CASH DIVIDEND ACUMULATED PER SHARE                $      0.00                               $        0.45
 10 DIVIDEND IN SHARES PER SHARE                             0.00  shares                                0.00  shares
 11 MARKET PRICE TO CARRYING VALUE                           1.19  times                                 3.55  times
 12 MARKET PRICE TO BASIC PROFIT PER
    SHARE (**)                                             109.31  times                                18.99  times
 13 MARKET PRICE TO BASIC PROFIT PER
    SHARE (**)                                               0.00  times                                 0.00  TIMES
-----------------------------------------------------------------------------------------------------------------------

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC/ICS

STOCK EXCHANGE CODE:ELEKTRA                           QUARTER:  4     YEAR: 2002
GRUPO ELEKTRA, S.A. DE C.V.

                              DIRECTOR REPORT (1)


                                    ANNEX 1                         CONSOLIDATED
                                                                  FINAL PRINTING
================================================================================
Grupo Elektra Announces Record EBITDA of US$100 million for 4Q02, up 33% and US$299 million for the full year

*  Banco Azteca Starts Operations with a 77% Increase in Net Deposits
*  Ongoing Strategy to Focus on Productive Assets

Mexico City, February 20, 2003 - Grupo Elektra S.A. de C.V. (NYSE:  EKT, BMV:
Elektra*), Latin America's leading specialty retailer, consumer finance and banking services company, reported today financial results for the fourth quarter and year ended December 31, 2002.

* 4Q02 EBITDA rose 33% YoY to a record US$100 million from US$75 million in 4Q01, largely as a result of a 5.2% YoY growth in consolidated revenue and effective cost and expense controls. For 2002, EBITDA rose 9% YoY to US299 million from US$274 million in 2001.

Javier Sarro, Chief Executive Officer of Grupo Elektra, commented: "Our strong operating performance is additional evidence that our business model can generate solid cash flow in any economic environment, delivering a record EBITDA for a fourth quarter under a still challenging retail environment. In 2002, our business model was enhanced with the start of Banco Azteca operations.
This, coupled with our other key strengths enabled us to continue consolidating our leadership in the specialty retail segment."

Mr. Sarro continued: "Facing 2003, we feel encouraged by the results of Banco Azteca which is up to a very promising start of operations in what is poised to be another success story for all our stakeholders."

* Banco Azteca, located inside each of our 821 Elektra, Salinas Y Rocha and Bodega de Remates stores in Mexico, started operations on October 26th with Guardadito, its savings account program. In only eight weeks of operation, net deposits reached US$75 million as of December 31st, 2002, a 77% increase from initial net deposits transferred from Serfin. In addition, since December 1st, Banco Azteca started issuing its own consumer loans for durables. By year-end, its gross portfolio reached US$104 million.

"The results achieved by Guardadito during its first quarter of operation under our control are very positive. Additionally, the transition of the credit program to Banco Azteca was a smooth and efficient process, reinforcing our confidence that Banco Azteca will become a successful venture for Grupo Elektra" stated Carlos Septien, CEO of Banco Azteca.

He concluded: "In the following months Banco Azteca will continue to build upon this excellent opportunity to further leverage Grupo Elektra's existing infrastructure. It will do so by providing other financial products and services directed to the same target market that comprises Grupo Elektra's large retail customer base, Mexico's largest population segment and historically underserved by the banking and financial services industry."

* Going forward, Grupo Elektra will maintain its strategy to focus on productive assets.

"Our converted THE ONE stores were a strong contribution to our record results. Going forward, we will continue to closely monitor operations and businesses that do not meet our strict profitability standards and make swift
================================================================================

                             MEXICAN STOCK EXCHANGE
                                  SIFIC / ICS

 STOCK EXCHANGE CODE: ELEKTRA                      QUARTER: 4        YEAR: 2002
 GRUPO ELEKTRA, S.A. DE C.V.
PAGE 2

                              DIRECTOR REPORT (1)

                                    ANNEX 1                        CONSOLIDATED
                                                                 FINAL PRINTING
-------------------------------------------------------------------------------
and decisive corrections. We will optimize the use of our resources and place them where they can produce the best possible return to all our stakeholders." commented Rodrigo Pliego, the company's CFO.


4Q02 and 2002 Financial Highlights:

In response to the feedback received from market participants and in order to enhance the transparency of our reports, we are presenting the results of Banco Azteca under the equity participation method. All figures and discussions detailed in this press release result from the application of this accounting method that provides a clearer overview of the separated results of our retail division and those of Banco Azteca.

(Millions of Dollars)      4Q01   4Q02      $      %    2001    2002      $       %
Consolidated Revenues      $447   $ 470   $23.0    5%  $1,505  $1,594   $ 88.6    6%
Retail                     $370   $ 385   $15.2    4%  $1,191  $1,275   $ 83.9    7%
Consumer Credit 2          $ 77   $  85   $ 7.9   10%  $  314  $  319   $  4.7    1%

Consolidated Gross Profit  $179   $ 197   $18.2   10%  $  645  $  675   $ 30.5    5%
Retail                     $126   $ 123  -$ 3.2   -3%  $  411  $  420   $  8.9    2%
Consumer Credit 2          $ 53   $  75   $21.3   40%  $  234  $  256   $ 21.6    9%

EBITDA                     $ 75   $ 100   $24.8   33%  $  274  $  299   $ 25.0    9%
Operating Profit           $ 59   $  78   $19.2   32%  $  207  $  217   $ 10.7    5%

Net Profit                 $ 52   $  36  -$16.1  -31%  $  116  $    8  -$107.8  -93%
EPS (Pesos per share)1     $2.19  $1.45  -$0.74  -34%  $ 4.89  $ 0.24  -$ 4.66  -95%
EPS (US$ per ADR)1         $0.85  $0.55  -$0.29  -35%  $ 1.89  $ 0.08  -$ 1.81  -96%

Amounts in millions of dollars except when said.

Currency amounts in Mexican Pesos (P$) are translated into US Dollars (US$) at an exchange rate of P$10.40 per US$.

1. Calculation based on 245,527,000 Elektra * (61,281,750 ADR equivalent) outstanding at December 31, 2001 and 238,281,000 Elektra * (59,570,250 ADR equivalent) outstanding at December 31, 2002.
2. Credimax Operations.

Comments on 4Q02 results:

The 5.2% increase in total revenue was largely due to a 10.3% YoY increase in credit revenue, led by a strong performance of the Elektra store format, coupled with a 4.1% YoY increase in revenue of the retail division.

Gross profit experienced a strong, 10.1% YoY increase thanks to the above mentioned revenue increases, effective cost controls and margin expansion in our credit division. The latter results from the application of the equity method, through which the provision for doubtful accounts has been generated at Banco Azteca since December 1st, 2002.

The increase in sales, cost savings, and a 5.9% YoY reduction in operating
------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                  SIFIC / ICS

 STOCK EXCHANGE CODE: ELEKTRA                      QUARTER: 4        YEAR: 2002
 GRUPO ELEKTRA, S.A. DE C.V.
PAGE 3

                              DIRECTOR REPORT (1)

                                    ANNEX 1                        CONSOLIDATED
                                                                 FINAL PRINTING
-------------------------------------------------------------------------------
     expenses resulted in YoY increases of 32.9% and 32.4% in EBITDA and operating income, respectively.

     A strong operating performance was partially offset by US$39 million in comprehensive cost of financing for 4Q02, compared to US$20m in financing income for 4Q01. The past income was due to FX gains of US$9 million and US$16 million received from the no-excercise of the CASA option in that quarter. All of the above led to a net profit for the quarter of US$36 million.

     Comments on 2002 results:

     Total revenue increased 5.9%, largely due to a strong 7.7% increase in merchandise sales at our Elektra format, coupled with a 1.5% YoY increase in revenue in the consumer finance division.

     Gross profit increased 4.7% YoY thanks to the above mentioned revenue increases, cost controls and the positive effect on our credit margins resulting from the application of the equity method, through which the provision for doubtful accounts has been generated at Banco Azteca since December 1st, 2002. This positive effect was partially offset by relatively weak credit margins during the first half of 2002, which were due to the lengthening in average payment terms that started September, 2001. This lengthening increased the cost side as the company books upfront 100% of the provision. As expected, this was only a short-term effect.

     The above and a marginal 1.9% YoY increase in operating expenses resulted in year-on-year increases of 9.1% and 5.2% in EBITDA and operating income, respectively.

     A comprehensive cost of financing of US$111 million for the year, was almost three times higher than the US$38m financing cost reported in 2001. This was largely the result of FX losses of US$58 million, the US$9 million expense in other financial operations and the non-recurring US$16 million income received from the no-exercise of the CASA option in 2001.

     The increase in comprehensive cost of financing, coupled with a loss of US$30 from discontinued operations (THE ONE and Elektra operations in El Salvador and the Dominican Republic) led to a net profit of US$8 million for 2002.

     1.0  Retail Operations

      During 2002, we enhanced our strategy based on the slogan "Nadie vende mas barato que Elektra" or "Nobody undersells Elektra". This strategy affects gross margins but should lead to increases in sales volumes. Furthermore, the start-up of operations of Banco Azteca results in a retail operation that gets paid in cash immediately in all sales. This should lead to better cash flows for the retailer and the possibility to obtain better negotiations from suppliers. In turn this will allow us to effectively offer the best prices while at the same time offsetting the contraction in margins.

     For details on the quarterly and yearly performance of Elektra, Salinas Y
-------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC/ICS

STOCK EXCHANGE CODE: ELEKTRA                       QUARTER: 4          YEAR 2002
GRUPO ELEKTRA, S.A. DE C.V.
PAGE 4

                              DIRECTOR REPORT (1)

                                    ANNEX 1                         CONSOLIDATED
                                                                  FINAL PRINTING
--------------------------------------------------------------------------------
     Rocha and Bodega de Remates formats, products and services please see Annexes A through F of the adjunct file ("triptico")


     The following are explanations of certain highlights.


     Telephones (Wireless Products and Services). We continue to grow revenue and, most importantly, gross profit in this increasingly important product line as we benefit from a broader selection of wireless products. During 3Q02, we started selling Telcel and Telefonica MoviStar handsets and air-time at our stores and completed a full rollout by year-end. We see a strong growth potential here because of the low penetration of telephony services in Mexico, especially among the company's target market. Revenue increased 44% in the 4Q02 to Ps. 128.7 million from Ps. 89.2 million in 4Q01. Gross profit increased 66% to Ps. 47.7 million in 4Q02 from Ps. 28.8 million in 4Q01.

     During 2002, revenue increased 36% to Ps. 516.4 million from Ps. 378.3 million in 2001. Gross profit increased 40% to Ps. 147.1 million in 2002 from Ps. 105.1 million in 2001.



     Dinero en Minutos (Western Union) and Dinero Express. Building upon successful advertising and promotional campaigns, we increased the number of transactions in our US to Mexico electronic money transfer business by 40% to 904,000 during the quarter. This represents an amount transferred of $209 million dollars, an increase of 42% YoY which led revenue to increase 19% during 4Q02 to Ps. 94.2 million from Ps. 79.3 million in 4Q01. Gross profit increased 20% during 4Q02 to Ps. 92.5 million from Ps. 77.4 million in 4Q01.

     On a yearly basis, increased competition resulted in much lower commissions as compared to those prevalent in 2001. Revenue during 2002 decreased by 11% to Ps. 322.7 million from Ps. 362.6 million in 2001. Gross profit during 2002 decreased 10% to Ps. 315.9 million in 2002 from Ps. 351.4 million in 2001.

     We expect the positive trend experienced in this business during 4Q02 to continue during 2003.

     Revenue from our domestic transfer service Dinero Express increased 31% during 4Q02 to Ps. 56.4 million from Ps. 43.1 million in 4Q01. Revenue was bolstered by a 34% increase in the number of transfers from 581,000 to 776,000 in 4Q02. This represents an amount transferred of US$76 million dollars for 4Q02, an increase of 41% versus 4Q01.

          During 2002, revenue from Dinero Express increased 21% to Ps. 197.3 million.

     Computers, Peripherals and Accessories. During 4Q02 we increased our promotional efforts in this important line of products. However, revenue still decreased 33% in 4Q02 to Ps. 100.2 million from Ps. 149.7 million in 4Q01. Gross profit decreased 31% to Ps. 23.2 million in 4Q02 from Ps. 33.7 million in 4Q01. Gross margin was 23% in 4Q02, compared with 22.5% in 4Q01.

     Despite a weak performance during 4Q02, on a yearly basis we managed to increase revenue by 26% in 2002 to Ps. 441.9 million from Ps. 349.7 million in
--------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC/ICS

  STOCK EXCHANGE CODE: ELEKTRA                        Quarter:  4    Year:  2002
  GRUPO ELEKTRA, S.A. DE C.V.
Page 5

                              DIRECTOR REPORT (1)

                                    ANNEX 1
                                                                    CONSOLIDATED
                                                                  FINAL PRINTING
================================================================================

     2001.  Gross profit increased 39% to Ps. 112.2 million in 2002 from Ps.
     80.8 million in 2001. Gross margin was 25% in 2002, compared with 23% in 2001.

     2.0  Banco Azteca Operations

     2.1  Banco Azteca Consumer Loans

     Banco Azteca started issuing its own consumer loans for durables as of December 1st, 2002, while Credimax ceased to issue new consumer loans in Mexico on the same date after a smooth and efficient transition process. The outstanding portfolio of Credimax in Mexico will be extinguished during 2003, while we intend to maintain the outstanding credit portfolio and the new accounts generated in our operations in Guatemala, Honduras and Peru.

     The average term of the combined credit portfolio (Credimax + Banco Azteca) at the end of 4Q02 was 49 weeks, the same number reported in 3Q02 and an increase of 3 weeks from the 46 weeks at the end of 2001. Experience has confirmed that our clients are more concerned about the amount of weekly payments than in total cost. Therefore, extending terms makes financing more attractive, while securing a longer revenue stream for the company. This also responds to the competitive threat posed by the lengthening of credit terms from our main competitors.

     We closed 4Q02 with 2.155 million active credit accounts, compared to 1.803 million in 4Q01, an increase of 20%. Gross customer accounts receivable reached the equivalent of US$428 million, compared to US$441 million at the end of 4Q01. Out of these totals, Banco Azteca had over 371,000 active credit accounts at the end of the year and a US$104 million credit portfolio. The collection rate of Banco Azteca remains at the same excellent historic level maintained by Grupo Elektra.


     2.2  Banco Azteca Guardadito Savings Accounts

     The number of accounts since the transfer to Banco Azteca from Serfin increased 27% or 233,000 in only 8 weeks. More importantly, net deposits as of December 2002 increased 77% or Ps. 339 million since the transfer to close the year with Ps. 781 million.

     The average balance per account increased 39% from Ps. 715 pesos in 4Q02. Meanwhile, the average amount per new accounts was Ps. 1,496.

     3.0  Balance Sheet and CAPEX

     For more details on our Balance Sheet please see page 3 of the adjunct file ("tri'ptico").

     Total debt with cost was equivalent to US$488 million as of December 31st, 2002, with most of that debt placed long-term, compared with US$489 for the year-ago period.

     Net debt at the end of 4Q02 was equivalent of US$192 million, a 35%
     decrease
================================================================================

                             MEXICAN STOCK EXCHANGE
                                   SIFIC/ICS

  STOCK EXCHANGE CODE:ELEKTRA                           QUARTER:  4    YEAR:2002
  GRUPO ELEKTRA, S.A. DE C.V.
Page 6

                              DIRECTOR REPORT (1)

                                    ANNEX 1                         CONSOLIDATED
                                                                  Final Printing
================================================================================

     compared to US$294 million at the end of 4Q01 as the result of our cash-accumulation strategy, with cash increasing by US$101 million or 52% YoY.

     Capital expenditures were US$23 million for 4Q02 and US$51 million for the year, principally for store openings and conversions.

     There were 83 store openings this quarter resulting from the conversions of the THE ONE stores (into 44 Elektra, 8 Salinas Y Rocha and 31 Bodega de Remates). We also transferred the leases of the 18 THE ONE stores to another clothing retailer and expect to finish the conversion process of the remaining THE ONE stores during 1Q03. Overall, there were 59 net store openings during the quarter, bringing the total number of stores to 885 as of the end of the 2002.

     4.0  Extraordinary Items - Discontinued Operations

     We have reclassified net results from three businesses (THE ONE, operations in the Dominican Republic and operations in El Salvador), as well as the expenses related to the closing of those operations and the adjustment for the valuation at an asset realization value, in accordance with the accounting principle detailed in Bulletin A-7 of the Mexican Public Accountants Institute (IMCP), which sets Mexican accounting standards, in a line in our income statement called "Discontinued Operations". Also in accordance with such bulletin, we have reclassified the financial results of December 31, 2001.

     The amounts shown in the Discontinued Operations line are as follows:

     Amounts in millions of pesos as of December 31st, 2002
             4Q02      4Q01      2002      2001
     Total   $4.4      $(26.7)   ($312.8)  ($165.0)

     5.0  Reporting Methodology:  Equity Method vs. Consolidation

     In response to the feedback received from market participants and in order to enhance the transparency of our reports, we are presenting the results of Banco Azteca under the equity participation method.

     After thorough discussion and analyses conducted with out external auditors, we have opted to report the operations of Banco Azteca under the equity method. Management of Grupo Elektra believes that this method provides all its stakeholders with a clearer overview of the separated results of our retail division and those of Banco Azteca.

     Nonetheless, in order to ensure consistency with historic figures, we are providing the following summary of results under the consolidation method:

     (Millions of Dollars)      4Q01  4Q02  $        %    2001    2002  $      %
     Consolidated Revenue       $447  $473  $25.9   6%  $1,505  $1,597  $91.4 6%
     Retail                     $370  $385  $15.2   4%  $1,191  $1,275  $83.9 7%
     Consumer Credit 2          $ 77  $ 87  $10.7  14%  $ 314   $ 322   $ 7.6 2%

     Consolidated Gross Profit  $179  $192  $12.5   7%   $ 645  $ 669   $24.8 4%
================================================================================

                             MEXICAN STOCK EXCHANGE
                                   SIFIC/ICS

  STOCK EXCHANGE CODE: ELEKTRA                         QUARTER: 4     YEAR: 2002
  GRUPO ELEKTRA, S.A. DE C.V.
PAGE 7

                               DIRECTOR REPORT(1)


ANNEX 1                                                             CONSOLIDATED
                                                                  Final Printing
--------------------------------------------------------------------------------
     Retail             $ 126   $ 123  -$ 3.2   -3%  $ 411  $ 420   $  8.9    2%

     Consumer Credit 2  $  53   $  69   $15.6   29%  $ 234  $ 250   $ 15.9    7%

     EBITDA             $  75   $  91   $15.8   21%  $ 274  $ 290   $ 15.9    6%

     Operating Profit   $  59   $  70   $10.4   18%  $ 207  $ 209   $  1.9    1%

     Net Profit         $  52   $  36  -$16.1  -31%  $ 116  $   8  -$107.8  -93%
     EPS (Pesos
       per share) 1     $2.19   $1.45  -$0.74  -34%  $4.89  $0.24  -  4.66  -95%
     EPS (US$ per
       ADR) 1           $0.85   $0.55  -$0.29  -35%  $1.89  $0.08  -$ 1.81  -96%

Amounts in millions of dollars except when said.
Currency amounts in Mexican Pesos (P$) are translated into US Dollars (US$) at an exchange rate of P$10.40 per US$.
1. Calculation based on 245,527,000 Elektra * (61,381,750 ADR equivalent) outstanding at December 31, 2001 and 238,281,000 Elektra * (59,570,250 ADR equivalent) outstanding at December 31, 2002.
2. Credimax + Banco Azteca operations


Main Differences between the Equity and Consolidation Method

Net profit under both the equity and consolidation method, is the same. Main differences, resulting from the consolidation of results from Banco Azteca, are the following:

For 4Q02 results:

- Total revenue of $470 million under the equity method becomes total revenue of US$473 million, resulting in a 6% YoY increase.

- Gross profit of $197 million under the equity method becomes gross profit of US$192 million, resulting in a 7% YoY increase.

- EBITDA of $100 million under the equity method becomes EBITDA of US$91 million, resulting in a 21% YoY increase.

- Operating profit of $78 million under the equity method becomes operating profit of US$70 million, resulting in an 18% YoY increase.

For 2002 results:

- Total revenue of $1,594 million under the equity method becomes total revenue of US$1,597 million, resulting in a 6% YoY increase.

- Gross profit of $675 million under the equity method becomes gross profit of US$669 million, resulting in a 4% YoY increase.

- EBITDA of $299 million under the equity method becomes EBITDA of US$290 million, resulting in a 6% YoY increase.

- Operating profit of $217 million under the equity method becomes operating profit of US$209 million, resulting in a 1% YoY increase.
--------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC/ICS

STOCK EXCHANGE CODE: ELEKTRA                       QUARTER: 4         YEAR: 2002
GRUPO ELEKTRA, S.A. DE C.V.

                         FINANCIAL STATEMENT NOTES (1)

                                    ANNEX 2                         CONSOLIDATED
                                                                  FINAL PRINTING
--------------------------------------------------------------------------------
     NOTE 1 - COMPANY OPERATIONS:

     The main activities of Grupo Elektra, S. A. de C. V. (Grupo Elektra) and its subsidiaries (collectively the Company) are the purchase and sale, distribution, importation and exportation of consumer electronics, major appliances and household furniture. A significant portion of the Company's revenues arises from installment sales. Additionally, the Company offers a series of complementary products and services, the most important of which are money transfer services from the United States to Mexico and within Mexico, and extended warranty services for electronics and appliances

     Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     Following is a summary of the significant accounting policies, including the concepts, methods and criteria related to the recognition of the effects of inflation on the financial statements:

     a. Recognition of the effects of inflation

     The consolidated financial statements and the notes thereto are expressed in constant pesos of purchasing power as of December 31, 2002 and have been prepared in conformity with accounting principles generally accepted in Mexico, in accordance with the following policies:

     - Investments in marketable securities are stated at market value.

     - Inventory is restated by the replacement cost method.

     - Property, furniture, equipment, investment in stores, minority investments in shares, goodwill and the components of stockholders' equity are restated by applying factors derived from the National Consumer Price Index (NCPI).

     - The gain on net monetary position represents the effect of inflation, as measured by the NCPI, on the monthly net monetary liabilities and assets during the year, restated to pesos of purchasing power as of the end of the most recent period.

     - The loss from holding nonmonetary assets represents the amount by which nonmonetary assets have increased less than the inflation rate measured in terms of the NCPI, and is included in stockholders' equity under the caption "loss from holding nonmonetary assets".

     - The NCPI used to recognize the effects of inflation in the financial statements was 102.904 and 97.354 as of December 31, 2002 and 2001, respectively.

     b. Presentation of the statement of income

     In order to allow for better matching of revenues with the costs needed to produce them, revenues include income resulting from the sale of merchandise and from the installment sales program (that is, accrued mark-up, stated interest and penalty interest, less the monetary loss on receivables).

     Cost of sales includes the cost of merchandise sold, the allowance for
--------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC/ICS

STOCK EXCHANGE CODE: ELEKTRA                          QUARTER:  4    YEAR:  2002
GRUPO ELEKTRA, S.A. De C.V.

                         FINANCIAL STATEMENT NOTES (1)

                                                                          Page 2
                                    ANNEX 2
                                                                    CONSOLIDATED
                                                                  FINAL PRINTING
================================================================================

     doubtful accounts and the cost of financing the installment sales program, less the monetary gain on financing of receivables.

     In January 1996, Elektra entered into a ten-year Exclusive Services Agreement with Western Union for the transfer of money from the United States to Mexico. For this purpose, Western Union deposited US$142 million into an escrow account, which in turn invested this amount by purchasing 2% of the shares of three consolidated subsidiaries of Grupo Elektra. Each year, the escrow sells a portion of the shares equivalent to US$14.2 million, which are paid annually to Elektra for the exclusive services.

     c.  Principles of consolidation

     The consolidation financial statements include the accounts of the Company and its majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

     d.  Cash and cash equivalents

     The Company considers all highly liquid investments with original maturities of less than three months to be cash equivalents.

     e.  Revenue recognition

     The Company recognizes revenue on the accrual basis when goods are delivered to customers. Interest and installment sales mark-up are credited to income on the straight-line basis over the life of the respective installment contracts (normally from 13 to 53 weeks).

     Revenue from money transfer services represent the commissions paid by Western Union to Elektra arising from money transfers collected in Elektra and SyR stores plus a share of foreign exchange gain, as well as commissions paid by Elektra's customers for money transfers within Mexico. Both types of commissions are recorded as services are provided.

     Revenues from extended warranty services are recorded as deferred income on the date the corresponding warranty certificates are sold, and are credited to income using the straight-line method over the terms of the extended warranties (from two to five years).

     f.  Allowance for doubtful accounts

     The Company increases the allowance for doubtful accounts at the time of any installment sale by an amount equal to five percent of the cash price of the merchandise sold, plus the mark-up, less the down payment, if
     any.   This method is based on the historical experience of the Company and represents management's best estimate of losses derived from accounts receivable. The Company follows the policy of writing-off all customer balances outstanding more than ninety days against the allowance for doubtful accounts.

     g.  Inventories and cost of sales

     Inventories and cost of sales are originally determined by the average cost method and are restated as mentioned in Not 2a. Amounts of inventories so determined do not exceed current market value.
================================================================================
                                                              24/02/2003   12:15

                             MEXICAN STOCK EXCHANGE
                                   SIFIC/ICS

STOCK EXCHANGE CODE: ELEKTRA                       QUARTER: 4         YEAR: 2002
GRUPO ELEKTRA, S.A. DE C.V.

                         FINANCIAL STATEMENT NOTES (1)
                                                                          PAGE 3
                                    ANNEX 2                         CONSOLIDATED
                                                                  FINAL PRINTING
--------------------------------------------------------------------------------
     h.   Property, furniture, equipment and investment in stores

     Property, furniture and equipment are expressed at acquisition cost and are restated as explained in Note 2a. Investment in stores represents major improvements necessary for the opening of stores and is restated as mentioned in Note 2a.

     Depreciation is calculated by the straight-line method, based on the estimated useful lives and the values of the Company's fixed assets. Amortization of investment in stores is calculated by the straight-line method over periods no longer than five years.

     i.   Investments in shares

     The investment in Comunicaciones Avanzadas, S. A. de C. V. (CASA) is accounted for by the equity method. The equity in the results of CASA is shown net of the amortization of the related goodwill, in the consolidated statements of income.

     Other investments in shares of companies in which the Company's interest is less than 10% are stated originally at cost, and restated as mentioned in
     Note 2a.

     j.   Goodwill and negative goodwill

     The excess of cost over the book value of the shares of subsidiaries and equity investees acquired (goodwill) and negative goodwill are amortized over twenty and five years, respectively.

     k.   Income tax and employees' statutory profit sharing

     The Company recognizes Statement D-4 "Accounting Treatment of Income Tax, Asset Tax and Employees' Profit Sharing". Under this statement, deferred taxes are initially recognized for all differences between book and tax values of assets and liabilities and for tax loss carryforwards and asset tax carryforwards that have a high probability of realization.

     l.   Labor obligations

     Seniority premiums to which employees are entitled upon termination of employment after 15 years of service, as well as benefits from the noncontributory retirement plans established by the Company's subsidiaries for their employees, are recognized as expenses of the years in which the services are rendered, based on actuarial studies.

     Plan benefits are primarily based on employees' years of service, which the Company estimates to be an average of 25 years, and on remuneration at retirement.

     Other severance compensation to which employees may be entitled in the event of dismissal or death, in accordance with the Mexican Federal Labor Law, is charged to income in the year in which it becomes payable.
--------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC/ICS

STOCK EXCHANGE CODELEKTRA                              QUARTER:  4   YEAR:  2002
GRUPO ELEKTRA, S.A. DE C.V.

                         FINANCIAL STATEMENT NOTES (1)


                                    ANNEX 2                               PAGE 4
                                                                    CONSOLIDATED
                                                                  Final Printing
================================================================================

     m.  Impairment of long-lived assets

     The Company periodically evaluated the carrying value of its fixed assets, goodwill and other intangible assets to determine whether there are any impairment losses. If indicators of impairment were present, and future cash flows were not expected to be sufficient to recover the assets' carrying amount, an impairment loss determined using discounted cash flows would be charged to expense in the period identified. No event has been identified that would indicate an impairment of the value of material long-lived assets recorded in the accompanying consolidated financial statements.

     n. Transactions in foreign currencies and translation of foreign operations

     Transactions in foreign currencies are recorded at the rates of exchange prevailing on the dates they are entered into. Assets and liabilities denominated in these currencies are stated at the Mexican peso equivalents resulting from applying the year-end rates. Exchange differences arising from fluctuations in the exchange rates between the dates on which transactions are entered into and those on which they are settled, or the balance sheet dates, are charged or credited to income.

     The figures of the subsidiaries in Central and South America are translated by using the methodology established in Statement B-15 "Transactions in Foreign Currency and Translation of Financial Statements of Foreign Subsidiaries". In accordance with the provisions of that statement, the figures of those subsidiaries are restated by applying inflation factors of the country of origin. The resulting monetary and nonmonetary assets and liabilities, as well as the income and expenses, are translated at the exchange rate in effect on the balance sheet date.

     o.  Earnings per share

     Earnings per share is computed in accordance with Statement B-14 "Earnings per Share", by dividing the income of majority stockholders by the weighted average number of shares. The effect of stock options granted to the Company's employees on earnings per share did not have a material effect on the calculation of diluted earnings per share.

     p.  Derivative financial instruments

     Gains and losses on forward currency exchange contracts, options and interest-rate swaps are recorded in income of the year and are included in comprehensive financing cost. These financial instruments are valued at the end of the year with the same valuation criteria applied to the assets and liabilities covered.

     Gains and losses on instruments indexed to the Company's stock are recorded in paid-in capital. Interest expense on the transactions, as well as dividends pertaining to these shares, are recorded in results of the year.

     Counterparties to its derivative transactions are normally major financial institutions which also participate in the Company's bank credit facilities. Credit loss from counterparty non-performance is not anticipated.
================================================================================
                                                            24/02/2003     12:15

                               MEXICAN STOCK EXCHANGE
                                     SIFIC/ICS

STOCK EXCHANGE CODE: ELEKTRA                               QUARTER:4   YEAR:2002
GRUPO ELEKTRA, S.A. DE C.V.

                            FINANCIAL STATEMENT NOTES(1)

                                                                          PAGE 5
                                     ANNEX 2                        CONSOLIDATED
                                                                  FINAL PRINTING
--------------------------------------------------------------------------------
     q. Discontinued Operations

     Due to the process of conversion of the One Stores, the sell of operations of Elektra in the Dominician Republic and the close of Elektra stores in El Salvador, since the third quarter of 2002, we have started to present a line in our income statement called "Discontinued Operations".

     In the mentioned line we have reclassified net results of these three business, as well as the expenses related to the closing of those operations and the adjustment for the valuation at an asset realization value, in accordance with the accounting principle detailed in Bulletin
     A-7 of the Mexican Public Accountants Institute (IMCP). Also, in accordance with such bulletin, we have reclassified the financial results of December 31, 2001.

     r. Use of estimates

     The preparation of financial statements in conformity with Accounting Principles Generally Accepted in Mexico requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates.

     S. Reclassifications

     Certain reclassifications have been made to prior period amounts for them to conform to the current presentation.





--------------------------------------------------------------------------------

                               MEXICAN STOCK EXCHANGE
                                     SIFIC/ICS

STOCK EXCHANGE CODE: ELEKTRA                             QUARTER: 4  YEAR: 2002
GRUPO ELEKTRA, S.A. DE C.V.

                              RELATIONS OF SHARES INVESTMENTS

                                         ANNEX 3                   CONSOLIDATED
                                                                 FINAL PRINTING


COMPANY NAME (1)                                 NUMBER OF        OWNERSHIP                TOTAL AMOUNT
                               MAIN ACTIVITIES      SHARES                         (Thousands of Pesos)
                                                                                 ----------------------
                                                                     (2)         ACQUISITION    Present
                                                                                        COST  VALUE (3)
-------------------------------------------------------------------------------------------------------
ASSOCIATEDS
1 COMUNICACIONES               HOLDING COMPANY       626,144          35.84        260,538      739,711
  AVANZADAS, S.A. DE C.V.
2 T.V. AZTECA, S.A. DE C.V.    HOLDING COMPANY     7,522,716           0.40          7,523       30,592
3 PROTEINAS POPULARES,         FOOD PRODUCTS       7,178,500          49.00          7,179       53,188
  S.A. DE C.V.
4 GRUPO EMPRESARIAL            HOLDING COMPANY           499           1.00         26,813       42,951
  ELEKTRA, S.A. DE C.V.
5 GRUPO COTSA, S.A. DE C.V.    HOLDING COMPANY     1,923,129           0.63          4,162        6,667
6 BANCO AZTECA, S.A. DE        FINANCIAL SERVICES  1,000,000         100.00        227,500      186,933
  C.V.
7 OTRAS ASOCIADAS(4)           17                        698           0.00         13,552       18,077
  (No. DE ASOC.:)
                                                           0           0.00              0            0
-------------------------------------------------------------------------------------------------------

TOTAL INVESTMENT IN ASSOCIATEDS                                                    547,267    1,078,119
=======================================================================================================
 OTHER PERMANENT INVESTMENTS                                                                          0
-------------------------------------------------------------------------------------------------------
 TOTAL                                                                                        1,078,119
=======================================================================================================


NOTES

                             MEXICAN STOCK EXCHANGE
                                   SIFIC/ICS

STOCK EXCHANGE CODELEKTRA                           QUARTER:   4     YEAR:  2002
GRUPO ELEKTRA, S.A. DE C.V.

                         PROPERTY, PLANT AND EQUIPMENT
                              (Thousands of Pesos)

                                     ANNEX 4                        CONSOLIDATED
                                                                  Final Printing


----------------------------------------------------------------------------------------------------------------------------
    CONCEPT           ACQUISITION       ACCUMULATED       CARRYING      REVALUATION       DEPRECIATION       CARRYING VALUE
                         COST           DEPRECIATION        VALUE                              ON           (-) REVALUATION
                                                                                           REVALUATION      (-) DEPRECIATION
-----------------------------------------------------------------------------------------------------------------------------
DEPRECIATION
ASSETS
-----------------------------------------------------------------------------------------------------------------------------
PROPERTY                 313,929          79,243            234,686        1,963,545           1,506,068        692,163
------------------
MACHINERY                239,741          86,256            153,485          163,783              92,566        224,702
------------------
TRANSPORT                265,409         129,637            135,772          111,378              87,623        159,527
EQUIPMENT
------------------
OFFICE EQUIPMENT         393,570         167,587            225,983          329,963             215,172        340,774
------------------
COMPUTER               1,008,141         721,070            287,071          593,422             563,700        316,793
EQUIPMENT
------------------
OTHER                    907,768         115,277            792,491          206,289             129,754        869,026
-----------------------------------------------------------------------------------------------------------------------------
DEPRECIABLES TOTAL     3,128,558       1,299,070          1,829,488        3,368,380           2,594,883      2,602,985
-----------------------------------------------------------------------------------------------------------------------------
NOT DEPRECIATION
ASSETS
------------------
GROUNDS                  103,273               0            103,273          853,305                   0        956,578
------------------
CONSTRUCTIONS IN               0               0                  0                0                   0              0
PROCESS
------------------
OTHER                          0               0                  0                0                   0              0
-----------------------------------------------------------------------------------------------------------------------------
NOT DEPRECIABLE          103,273               0            103,273          853,305                   0        956,578
TOTAL
-----------------------------------------------------------------------------------------------------------------------------
T O T A L              3,231,831       1,299,070          1,932,761        4,221,685            2,594,883     3,559,563
-----------------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC/ICS

STOCK EXCHANGE CODELEKTRA                           QUARTER:   4     YEAR:  2002
GRUPO ELEKTRA, S.A. DE C.V.

                         PROPERTY, PLANT AND EQUIPMENT
                              (Thousands of Pesos)

                                     ANNEX 4                        CONSOLIDATED
                                                                  Final Printing

STOCK EXCHANGE CODE:  ELEKTRA                            QUARTER: 4  YEAR: 2002
GRUPO ELEKTRA, S.A. DE C.V.

                             MEXICAN STOCK EXCHANGE
                                    ANNEX 05
                               CREDITS BREAK DOWN
                              (THOUSANDS OF PESOS)

                                                                  Final Printing
                                                                    CONSOLIDATED


                                                                             Amortization of Credits in Foreign Currency
Credit                   Amortization   Rate of     Denominated in             With National Entities (Thousands of $)
                                                        Pesos                                Time Interval
Type/                        Date                ----------------------  ----------------------------------------------------
                                       Interest    Until    More Than    Current  Until 1  Until 2  Until 3  Until 4  Until 5
Institution                                        1 Year     1 Year       Year     Year    Years    Years    Years    Years
-----------------------------------------------------------------------------------------------------------------------------
BANKS
-----------------------------------------------------------------------------------------------------------------------------
UNSECURED DEBT
-----------------------------------------------------------------------------------------------------------------------------

SYNDICATE OF BANKS       30/01/2003     4.51           0            0         0        0       0         0        0        0

SYNDICATE OF BANKS       30/01/2003     5.01           0            0         0        0       0         0        0        0

SYNDICATE OF BANKS       30/01/2003     4.16           0            0         0        0       0         0        0        0

SYNDICATE OF BANKS       30/07/2003     4.51           0            0         0        0       0         0        0        0

SYNDICATE OF BANKS       30/07/2003     5.01           0            0         0        0       0         0        0        0

SYNDICATE OF BANKS       30/07/2003     4.16           0            0         0        0       0         0        0        0

SYNDICATE OF BANKS       30/01/2004     4.51           0            0         0        0       0         0        0        0

SYNDICATE OF BANKS       30/01/2004     5.01           0            0         0        0       0         0        0        0

SYNDICATE OF BANKS       30/01/2004     4.16           0            0         0        0       0         0        0        0

SYNDICATE OF BANKS       30/07/2004     4.51           0            0         0        0       0         0        0        0

SYNDICATE OF BANKS       30/07/2004     5.01           0            0         0        0       0         0        0        0

SYNDICATE OF BANKS       30/07/2004     4.16           0            0         0        0       0         0        0        0

SYNDICATE OF BANKS       30/01/2005     5.01           0            0         0        0       0         0        0        0

SYNDICATE OF BANKS       30/07/2005     5.01           0            0         0        0       0         0        0        0

SYNDICATE OF BANKS       30/01/2006     5.01           0            0         0        0       0         0        0        0

SYNDICATE OF BANKS       30/07/2006     5.01           0            0         0        0       0         0        0        0

WESTDEUTSCHE LANDESBANK  21/02/2003     8.25           0            0         0        0       0         0        0        0

WESTDEUTSCHE LANDESBANK  04/04/2003     7.88           0            0         0        0       0         0        0        0

ACCRUED INTEREST                        0.00           0            0         0        0       0         0        0        0
-----------------------------------------------------------------------------------------------------------------------------
TOTAL BANKS                                            0            0         0        0       0         0        0        0
-----------------------------------------------------------------------------------------------------------------------------
PRIVATE PLACEMENTS
-----------------------------------------------------------------------------------------------------------------------------
UNSECURED DEBT
-----------------------------------------------------------------------------------------------------------------------------
PUBLIC INVESTORS         01/08/2006    12.00           0            0         0        0       0         0        0        0

ACCRUED INTEREST                                       0            0         0        0       0         0        0        0
-----------------------------------------------------------------------------------------------------------------------------
TOTAL STOCK EXCHANGE                                   0            0         0        0       0         0        0        0
-----------------------------------------------------------------------------------------------------------------------------


                                                                     Amortization of Credits in Foreign Currency
Credit                   Amortization   Rate of                        With Foreign Entities (Thousands of $)
                                                                                    Time Interval
Type/                        Date                         ---------------------------------------------------------------
                                       Interest           Current    Until 1     Until 2    Until 3    Until 4   Until 5
Institution                                                Year       Year        Years      Years      Years     Years
-------------------------------------------------------------------------------------------------------------------------
BANKS
-------------------------------------------------------------------------------------------------------------------------
UNSECURED DEBT
-------------------------------------------------------------------------------------------------------------------------

SYNDICATE OF BANKS       30/01/2003     4.51                   0       64,989          0          0          0          0

SYNDICATE OF BANKS       30/01/2003     5.01                   0       84,459          0          0          0          0

SYNDICATE OF BANKS       30/07/2003     4.16                   0      103,950          0          0          0          0

SYNDICATE OF BANKS       30/07/2003     4.51                   0       64,969          0          0          0          0

SYNDICATE OF BANKS       30/07/2003     5.01                   0       84,459          0          0          0          0

SYNDICATE OF BANKS       30/07/2003     4.16                   0      103,950          0          0          0          0

SYNDICATE OF BANKS       30/01/2004     4.51                   0            0     64,969          0          0          0

SYNDICATE OF BANKS       30/01/2004     5.01                   0            0     84,459          0          0          0

SYNDICATE OF BANKS       30/01/2004     4.16                   0            0    103,951          0          0          0

SYNDICATE OF BANKS       30/07/2004     4.51                   0            0     64,969          0          0          0

SYNDICATE OF BANKS       30/07/2004     5.01                   0            0     84,459          0          0          0

SYNDICATE OF BANKS       30/07/2004     4.16                   0            0    103,951          0          0          0

SYNDICATE OF BANKS       30/01/2005     5.01                   0            0          0     84,459          0          0

SYNDICATE OF BANKS       30/07/2005     5.01                   0            0          0     84,459          0          0

SYNDICATE OF BANKS       30/01/2006     5.01                   0            0          0          0     84,459          0

SYNDICATE OF BANKS       30/07/2006     5.01                   0            0          0          0     84,459          0

WESTDEUTSCHE LANDESBANK  21/02/2003     8.25                   0      166,320          0          0          0          0

WESTDEUTSCHE LANDESBANK  04/04/2003     7.88                   0      374,220          0          0          0          0

ACCRUED INTEREST                        0.00                   0       10,326          0          0          0          0
-------------------------------------------------------------------------------------------------------------------------
TOTAL BANKS                                                    0    1,057,622    506,758    168,918    168,918          0
-------------------------------------------------------------------------------------------------------------------------
PRIVATE PLACEMENTS
-------------------------------------------------------------------------------------------------------------------------
UNSECURED DEBT
-------------------------------------------------------------------------------------------------------------------------
PUBLIC INVESTORS         01/08/2006    12.00                   0            0          0          0          0  2,858,625

ACCRUED INTEREST                                               0       90,177          0          0          0          0
-------------------------------------------------------------------------------------------------------------------------
TOTAL STOCK EXCHANGE                                           0       90,177          0          0          0  2,858,625
-------------------------------------------------------------------------------------------------------------------------

STOCK EXCHANGE CODE:  ELEKTRA                           QUARTER: 4  YEAR: 2002
GRUPO ELEKTRA, S.A. DE C.V.

                             MEXICAN STOCK EXCHANGE
                                    ANNEX 05
                               CREDITS BREAK DOWN
                              (THOUSANDS OF PESOS)

                                                                  Final Printing
                                                                    CONSOLIDATED


                                                                            Amortization of Credits in Foreign Currency
Credit                   Amortization   Rate of    Denominated in             With National Entities (Thousands of $)
                                                        Pesos                              Time Interval
Type/                        Date                -------------------   ----------------------------------------------------
                                      Interest   Until 1   More Than   Current  Until 1  Until 2  Until 3  Until 4  Until 5
Institution                                       Year      1 Year      Year     Year     Years    Years    Years    Years
---------------------------------------------------------------------------------------------------------------------------
SUPPLIERS
---------------------------------------------------------------------------------------------------------------------------
PROVEEDORES
---------------------------------------------------------------------------------------------------------------------------

MABE DE MEXICO S                                  429,597        0         0         0         0        0        0        0
DE RL DE CV

BICICLO, S.A. DE C.V.                             351,546        0         0         0         0        0        0        0

VITROMATIC COMERCIAL                              325,854        0         0         0         0        0        0        0

HOUSEHOLD PROD LIMIT
DE MEX                                            269,420        0         0         0         0        0        0        0

LATINOAMERICA                                           0        0         0         0         0        0        0        0

MOTOROLA SA DE CV                                       0        0         0         0         0        0        0        0

GLENAYRE ELECTRONICS INC                                0        0         0         0         0        0        0        0

CELWAVE                                                 0        0         0         0         0        0        0        0

LG ELECTRONICS SA DE CV                           213,340        0         0         0         0        0        0        0

MANUGESTICS                                             0        0         0         0         0        0        0        0

H STEELE Y CIA SA DE CV                           209,548        0         0         0         0        0        0        0

IMPCO SA DE CV                                    190,447        0         0         0         0        0        0        0

PHILIPS MEXICANA SA DE CV                         145,544        0         0         0         0        0        0        0

ROSAS MERCADO ROSINA SA
DE C                                              105,370        0         0         0         0        0        0        0

FACTORAJE                                          96,314        0         0         0         0        0        0        0

KODAK MEXICANA SA DE CV                            89,647        0         0         0         0        0        0        0

SANCHEZ ALVAREZ JORGE
ZEFER                                              85,085        0         0         0         0        0        0        0

MUEBLES GOMKRA SA DE CV                            67,516        0         0         0         0        0        0        0

OTHER                                              35,526        0         0         0         0        0        0        0
---------------------------------------------------------------------------------------------------------------------------
TOTAL SUPPLIERS                                 2,613,754        0         0         0         0        0        0        0
---------------------------------------------------------------------------------------------------------------------------
OTHER                                             580,205        0         0         0         0        0        0        0
---------------------------------------------------------------------------------------------------------------------------
OTHER CURRENT LIABILITIES
AND OTHER CREDITS                                 580,205        0         0         0         0        0        0        0
---------------------------------------------------------------------------------------------------------------------------


                                                             Amortization of Credits in Foreign Currency
Credit                   Amortization   Rate of                With Foreing Entities (Thousands of $)
                                                                           Time Interval
Type/                        Date                    ------------------------------------------------------------
                                       Interest      Current    Until 1   Until 2    Until 3    Until 4   Until 5
Institution                                            Year       Year     Years      Years      Years     Years
------------------------------------------------------------------------------------------------------------------
SUPPLIERS
------------------------------------------------------------------------------------------------------------------
PROVEEDORES
------------------------------------------------------------------------------------------------------------------

MABE DE MEXICO S                                          0          0          0         0         0        0
DE RL DE CV

BICICLO, S.A. DE C.V.                                     0          0          0         0         0        0

VITROMATIC COMERCIAL                                      0          0          0         0         0        0

HOUSEHOLD PROD LIMIT                                      0          0          0         0         0        0
DE MEX

LATINOAMERICA                                             0    107,485          0         0         0        0

MOTOROLA SA DE CV                                         0     19,367          0         0         0        0

GLENAYRE ELECTRONICS INC                                  0     18,839          0         0         0        0

CELWAVE                                                   0     10,509          0         0         0        0

LG ELECTRONICS SA DE CV                                   0      8,521          0         0         0        0

MANUGESTICS                                               0      7,796          0         0         0        0

H STEELE Y CIA SA DE CV                                   0          0          0         0         0        0

IMPCO SA DE CV                                            0          0          0         0         0        0

PHILIPS MEXICANA SA DE CV                                 0          0          0         0         0        0

ROSAS MERCADO ROSINA SA                                   0          0          0         0         0        0
DE C

FACTORAJE                                                 0          0          0         0         0        0

KODAK MEXICANA SA DE CV                                   0          0          0         0         0        0

SANCHEZ ALVAREZ JORGE
ZEFER                                                     0          0          0         0         0        0

MUEBLES GOMKRA SA DE CV                                   0          0          0         0         0        0

OTHER                                                     0      5,634          0         0         0        0
-----------------------------------------------------------------------------------------------------------------------------
TOTAL SUPPLIERS                                           0    178,151          0         0         0        0
-----------------------------------------------------------------------------------------------------------------------------
OTHER                                               238,060          0     21,834         0         0        0
-----------------------------------------------------------------------------------------------------------------------------
OTHER CURRENT LIABILITIES                           238,060          0     21,834         0         0        0
AND OTHER CREDITS
-----------------------------------------------------------------------------------------------------------------------------

STOCK EXCHANGE CODE:  ELEKTRA                            QUARTER: 4  YEAR: 2002
GRUPO ELEKTRA, S.A. DE C.V.

                             MEXICAN STOCK EXCHANGE
                                    ANNEX 05
                               CREDITS BREAK DOWN
                              (THOUSANDS OF PESOS)

                                                                  Final Printing
                                                                    CONSOLIDATED


                                                                         Amortization of Credits in Foreign Currency
Credit                   Amortization   Rate of     Denominated in         With National Entities (Thousands of $)
                                                        Pesos                          Time Interval
Type/                        Date                 -------------------  ------------------------------------------------------
                                       Interest    Until 1  More Than  Current  Until 1  Until 2  Until 3  Until 4  Until 5
Institution                                         Year      1 Year     Year     Year    Years    Years    Years    Years
-----------------------------------------------------------------------------------------------------------------------------
OTHER CURRENT LIABILITIES
-----------------------------------------------------------------------------------------------------------------------------
AND OTHER CREDITS
-----------------------------------------------------------------------------------------------------------------------------
                                                  3,193,959        0         0        0        0        0        0        0
-----------------------------------------------------------------------------------------------------------------------------

                                                Amortization of Credits in Foreign Currency
Credit                                             With Foreign Entities (Thousands of $)
                                                              Time Interval
Type/                                --------------------------------------------------------------
                                     Current    Until 1     Until 2   Until 3   Until 4   Until 5
Institution                           Year        Year       Years     Years     Years     Years
---------------------------------------------------------------------------------------------------
OTHER CURRENT LIABILITIES
---------------------------------------------------------------------------------------------------
AND OTHER CREDITS
---------------------------------------------------------------------------------------------------
                                     238,060   1,325,950    528,592    168,918   168,918  2,858,625
---------------------------------------------------------------------------------------------------

NOTES

          THE EXCHANGE RATE USED PER USD:

          MEXICAN PESOS  10.395
          LEMPIRAS  17.177
          QUETZALES   7.757
          SOLES    3.517

                             MEXICAN STOCK EXCHANGE
                                   SIFIC/ICS

STOCK EXCHANGE CODE: ELEKTRA                            QUARTER: 4     YEAR 2002
GRUPO ELEKTRA, S.A. DE C.V.

            TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
                              (THOUSANDS OF PESOS)

                                    ANNEX 6                         CONSOLIDATED
                                                                  FINAL PRINTING

                                   DOLLARS(1)                      OTHER CURRENCIES                    TOTAL
                         ------------------------------     -------------------------------         ------------
TRADE BALANCE            THOUSANDS OF      THOUSANDS OF     THOUSANDS OF        THOUSANDS OF        THOUSANDS OF
                           DOLLARS            PESOS           DOLLARS              PESOS               PESOS
                         -----------       ------------     ------------        ------------        ------------

1. INCOME

EXPORTS                            0                   0               0                  0                   0

OTHER                         31,992             372,315          78,851            819,654           1,191,969

TOTAL                         31,992             372,315          78,851            819,654           1,191,969
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

2. EXPENDITURE

IMPORT (RAW MATERIALS)             0                   0              0                   0                   0

INVESTMENTS                        0                   0              0                   0                   0

OTHER                         75,755             787,478         65,245             678,219           1,465,697

TOTAL                         75,755             787,478         65,245             678,219           1,465,697
----------------------------------------------------------------------------------------------------------------
NET BALANCE                  (43,763)           (415,163)        13,606             141,435            (273,728)
----------------------------------------------------------------------------------------------------------------
FOREING MONETARY POSITION

TOTAL ASSETS                  78,352             814,473         31,547             327,932           1,142,405

LIABILITIES POSITION         494,872           5,144,201         13,936             144,863           5,289,064

SHORT TERM LIABILITIES       136,522           1,419,148         13,936             144,863           1,564,011

POSITION



LONG TERM LIABILITIES
  POSITION                  358,350            3,725,053              0                   0           3,725,053


----------------------------------------------------------------------------------------------------------------
NET BALANCE                (416,520)          (4,329,728)        17,611             183,069          (4,146,659)
----------------------------------------------------------------------------------------------------------------

NOTES

     THE EXCHANGE RATE USED PER USD:

     MEXICAN PESOS  10.395
     LEMPIRAS  17.177
     QUETZALES 7.757
     SOLES     3.517

                            MEXICAN STOCK EXCHANGE
                                   SIFIC/ICS
STOCK EXCHANGE CODE:ELEKTRA
GRUPO ELECKTRA,S.A. DE C.V.                              QUARTER: 4   YEAR: 2002

                             INTEGRATION AND INCOME
                      CALCULATION BY MONETARY POSITION(1)
                            (Thousands of Pesos)

                                    ANNEX 7

                                                                                                      CONSOLIDATED
                                                                                                     Final Printing
--------------------------------------------------------------------------------------------------------------------
                 MONETARY              MONETARY               (ASSET) LIABILITIES           MONTHLY        MONTHLY
 MONTH                                                             MONETARY                                (PROFIT)
                 ASSETS               LIABILITIES                  POSITION                INFLATION       AND LOSS
--------------------------------------------------------------------------------------------------------------------
JANUARY          7,131,056            9,087,727               1,956,671                         0.92         18,069

FEBRUARY         6,206,008            8,105,973               1,899,965                         0.06         (1,218)

MARCH            6,359,900            7,870,282               1,510,382                         0.51          7,722

APRIL            6,466,672            7,931,147               1,464,475                         0.55          7,998

MAY              6,264,268            8,503,610               2,239,342                         0.20          4,536

JUNE             6,537,866            8,725,358               2,187,492                         0.49         10,670

JULY             5,900,092            8,797,533               2,897,441                         0.29          8,323

AUGUST           5,617,553            8,219,303               2,601,750                         0.38          9,892

SEPTEMBER        6,022,578            7,524,352               1,501,774                         0.60          9,033

OCTOBER          5,678,673            8,245,768               2,567,095                         0.44         11,315

NOVEMBER         6,262,672            8,437,217               2,174,545                         0.81         17,587

DECEMBER         6,249,699            9,578,113               3,328,414                         0.44         14,489

ACTUALIZATION:           0                    0                       0                         0.00          2,286

CAPITALIZATION:          0                    0                       0                         0.00              0

FOREIGN CORP.:           0                    0                       0                         0.00              0

OTHER                    0                    0                       0                         0.00              0

-------------------------------------------------------------------------------------------------------------------
T O T A L                                                                                                   120,702
-------------------------------------------------------------------------------------------------------------------

NOTES

                             MEXICAN STOCK EXCHANGE
                                   SIFIC/ICS

STOCK EXCHANGE CODE: ELEKTRA                     QUARTER:4           YEAR: 2002
GRUPO ELEKTRA, S.A. DE C.V.

             BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET(1)

                                    ANNEX 8                        CONSOLIDATED
                                                                 FINAL PRINTING

              FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
-------------------------------------------------------------------------------
NOT APPLICABLE



-------------------------------------------------------------------------------
                     ACTUAL SITUATION OF FINANCIAL LIMITED
-------------------------------------------------------------------------------




-------------------------------------------------------------------------------
                   BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE
-------------------------------------------------------------------------------

                                        MEXICAN STOCK EXCHANGE
                                                SIFIC/ICS

STOCK EXCHANGE CODE: ELEKTRA                               QUARTER:4 YEAR: 2002
GRUPO ELEKTRA, S.A. DE C.V.

                PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

                                             ANNEX 9               CONSOLIDATED
                                                                 Final Printing

PLANT          ECONOMIC       PLANT     UTILIZATION
 OR                         CAPACITY
CENTER         ACTIVITY       (1)            (%)
-------------------------------------------------------------------------------
NOT APPLICABLE                     0              0
-------------------------------------------------------------------------------

NOTES

THIS NOTE DOES NOT APPLY DUE TO THE FACT THAT THE COMPANY DOES NOT HAVE ANY
PLANTS OR PRODUCTION FACILITIES, AND ITS ACTIVITY IS PERFORMED THROUGH ITS
MORE THAN 900 BRANCHES (MOSTLY RENTED), DISTRIBUTED THROUGH MEXICO AND SOUTH
AMERICA.

                                    MEXICAN STOCK EXCHANGE
                                          SIFIC/ICS

STOCK EXCHANGE CODE: ELEKTRA                               QUARTER:4 YEAR: 2002
GRUPO ELEKTRA, S.A. DE C.V.

                                     MAIN RAW MATERIALS

                                            ANNEX 10               CONSOLIDATED
                                                                 Final Printing

               MAIN                 MAIN       DOM    COST
    DOMESTIC   SUPPLIERS   FOREIGN  SUPPLIERS  SUBST. PRODUCTION
                                                         (%)
-------------------------------------------------------------------------------
NOT APPLICABLE
------------------------------------------------------------------------------

NOTES

 THIS NOTE DOES NOT APPLY DUE TO THE FACT THAT THE COMPANY ONLY COMMERCIALIZES
 FINISHED GOODS AND DOES NOT HAVE ANY PRODUCTION PROCESS.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC/ICS
STOCK EXCHANGE CODE: ELEKTRA                     QUARTER: 4     YEAR: 2002
GRUPO ELEKTRA, S.A. DE C.V.
                         SELLS DISTRIBUTION BY PRODUCT

                                    ANNEX 11

                                 DOMESTIC SELLS                                                        CONSOLIDATED
                                                                                                     Final Printing


   MAIN PRODUCTS        TOTAL PRODUCTION               NET SELLS             MARKET                  MAIN
                   --------------------------    --------------------------  SHARE  --------------------------------
                      VOLUME        AMOUNT        VOLUME        AMOUNT        (%)        TRADEMARKS        CUSTOMERS
--------------------------------------------------------------------------------------------------------------------
GUARDROBES                               0            66        91,101
SEWING MACHINES                          0            43        80,982
KITCHENS                                 0            24        74,632
TYPEWRITING MACHINE                      0            74        67,032
TABLES                                   0            57        57,649
DINING ROOMS                             0            20        56,636
BOOKCASES                                0            44        54,084
BOX SPRING                               0            54        45,613
ENTERTAINMENT GAMES                      0            19        35,165
VACUUM CLEANER                           0            32        31,980
KITCHEN BELLS                            0            38        19,697
CHAIRS                                   0            38         9,391
PAGERS                                   0             3         1,800
MARK-UP                                  0             0     3,028,208
VIDEO                                    0         1,134     2,208,377
AUDIO                                    0           781     1,974,550
REFRIGERATORS                            0           408     1,311,443
WASHERS AND DRYERS                       0           427     1,088,482
TELEPHONES                               0           598       756,609
STOVES AND GRILLS                        0           374       739,897
MATTRESSES                               0           615       544,367
LIVING ROOMS                             0           104       455,052
COMPUTERS                                0           216       417,611
SMALL APPLIANCES                         0         2,082       408,562
BICYCLES                                 0           266       318,570
EXTENDED WARRANTIES                      0             0       251,661
AIR CONDITIONING                         0           242       208,577
ANTE-DININGS                             0            81       198,086
MONEY TRANSFERS                          0             0       197,312
BEDROOMS                                 0            55       183,351
BEDS AMD BUNK BEDS                       0           147       178,983
OTHER                                    0             0       116,074
PHOTO DEVELOPING                         0           777       115,791
CUPBOARDS                                0            60       108,424
-------------------------------------------------------------------------------------------------------------------
TOTAL                                                       15,435,749
-------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC/ICS

STOCK EXCHANGE CODE: ELEKTRA                          QUARTER: 4     YEAR: 2002
GRUPO ELEKTRA, S.A. DE C.V.

                         SELLS DISTRIBUTION BY PRODUCT

                                    ANNEX 11

                                 FOREIGN SELLS

                                                                          PAGE 2
                                                                    CONSOLIDATED
                                                                  FINAL PRINTING

MAIN PRODUCTS       TOTAL PRODUCTION           NET SELLS            DESTINATION                     MAIN
                    VOLUME    AMOUNT        VOLUME        AMOUNT                              TRADEMARKS     COSTUMERS
OTHER SALES                        0             0       790,916       LATIN AMERICA
MONEY TRANSFERS                    0             0       322,748       UNITED STATES
PENALTY INTERESTS                  0             0        20,487       LATIN AMERICA
EXTENDED WARRANTIES                0             0         8,115       LATIN AMERICA
   TOTAL                                               1,142,266

     NOTES

STOCK EXCHANGE COI       ELEKTRA                        QUARTER:  4  YEAR:  2002
GRUPO ELEKTRA, S.A. DE C.V.

                                    ANNEX 12
     CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACOUNT (NFEA)
                              (Thousands of Pesos)

--------------------------------------------------------------------------------
            NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   NFEA BALANCE TO DECEMBER 31st OF:  2001                  ------------------
                                                                      166,134
                                                            ------------------
   Number of shares Outstanding at the Date of the NFEA:    ------------------
                                                                  243,053,508
                                                            ------------------
                         (Units)
     ----                                         ----
             ARE THE FIGURES FISCALLY AUDITED?          ARE THE FIGURES FISCALLY

     ----                                         ----

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                       DIVIDENDS COLLECTED IN THE PERIOD
--------------------------------------------------------------------------------

                        NUMBER OF SHARES
   QUARTER   SERIES       OUTSTANDING          DATE OF SETTLEMENT       AMOUNT
--------------------------------------------------------------------------------
   0         0               0.00                                        0.00
================================================================================

--------------------------------------------------------------------------------
                 DETERMINATION OF THE NFEA OF THE PRESENT YEAR
--------------------------------------------------------------------------------
     NFE FROM THE PERIOD FROM JANUARY 1 TO        31  OF DICIEMBRE  OF 2002

                                                       ------------------
               FISCAL EARNINGS                                        0
                                                       ------------------
                                                       ------------------
               - DETERMINED INCOME                                    0
                                                       ------------------
                                                       ------------------
               + DEDUCTED WORKER'S PROI                               0
                                                       ------------------
                                                       ------------------
               - DETERMINED WORKER                                    0
                                                       ------------------
                                                       ------------------
               - DETERMINED RFE                                       0
                                                       ------------------
                                                       ------------------
               - NON DEDUCTIBLES                                      0
                                                       ------------------
                                                       ------------------
               NFE OF PERIOD:                                         0
                                                       ------------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                  BALANCE OF THE NFEA AT THE END OF THE PERIOD
--------------------------------------------------------------------------------
                                                       ------------------
     NFEA BALANCE TO  31  OR  DICIEMBRE   OF  2002               20,461
                                                       ------------------

                                                       ------------------
Number of shares Outstanding in the Date of the NFEA:       237,599,460
                    (Units)                            ------------------

--------------------------------------------------------------------------------

STOCK EXCHANGE CODE: EKTFIN                        QUARTER: 1          YEAR 2001
GRUPO ELEKTRA, S.A. DE C.V.

                                    ANNEX 12
     CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
                              (Thousands of Pesos)


--------------------------------------------------------------------------------
                          MODIFICATION BY COMPLENTARY
--------------------------------------------------------------------------------

NFEA BALANCE TO DECEMBER 31st OF:   2001


Number of shares Outstanding at the Date of the NFEA:                          0
                    (Units)                                                    0
--------------------------------------------------------------------------------

STOCK EXCHANGE COI EKTFIN                          QUARTER: 4          YEAR 2000
GRUPO ELEKTRA, S.A. DE C.V.

                                    ANNEX 12
     CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
                              (Thousands of Pesos)


















--------------------------------------------------------------------------------
                         MODIFICATION BY COMPLEMENTARY
--------------------------------------------------------------------------------

NFEA BALANCE TO DECEMBER 31st OF:   2001


Number of shares Outstanding at the Date of the NFEA:                          0
                    (Units)                                                    0
--------------------------------------------------------------------------------

STOCK EXCHANGE COI ELEKTRA                         QUARTER: 1          YEAR 1999
GRUPO ELEKTRA, S.A. DE C.V.

                                    ANNEX 12
     CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
                              (Thousands of Pesos)

STOCK EXCHANGE COI ELEKTRA                                 QUARTER: 3 YEAR: 1997
GRUPO ELEKTRA, S.A. DE C.V.
                                        ANNEX 12
     CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT(NFEA)
                                  (Thousands of Pesos)

STOCK EXCHANGE COI ELEKTRA                                 QUARTER: 4 YEAR: 1999
GRUPO ELEKTRA, S.A. DE C.V.
                                        ANNEX 12
     CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT(NFEA)
                                  (Thousands of Pesos)

STOCK EXCHANGE COI   ELEKTRA                           QUARTER: 4     YEAR: 2002
 RAZON SOCIAL: GRUPO ELEKTRA, S.A. DE C.V.

                                  ANNEX 12 - A
            CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS
                           ACCOUNT REINVERTED (NFEAR)
                              (Thousands of Pesos)
--------------------------------------------------------------------------------
           NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED
--------------------------------------------------------------------------------

NFEAR BALANCE TO DECEMBER 31st OF: 2001                                 0
Number of Shares Outstanding at the Date of the NFEAR:                  0
                   (Units)

[ ]  ARE FIGURES FISCALLY AUDITED?    [ ] ARE FIGURES FISCALLY CONSOLIDATED?

--------------------------------------------------------------------------------
             DIVIDENDS PAID ON THE PERIOD THAT COMES FROM DE NFEAR
--------------------------------------------------------------------------------

                     NUMBER OF SHARES
QUARTER   SERIES       OUTSTANDING           DATE OF SETTLEMENT         AMOUNT
   0        0             0.00                                            0.00

--------------------------------------------------------------------------------
                 DETERMINATION OF THE NFEAR OF THE PRESENT YEAR
--------------------------------------------------------------------------------

NFER FROM THE PERIOD                       TO 31 OF DICIEMBRE OF 2002

     FISCAL EARNINGS                                                      0
     + DEDUCTED WORKER'S PROFIT SHA                                       0
     - DETERMINED INCOME TAX:                                             0
     - NON-DEDUCTABLES                                                    0

-(+) EARNINGS (LOSS) FROM FOREING OF PROFIT:                              0
     DETERMINATED RFE OF THE FISCAL YEAR                                  0
     - INCOME TAX (DEFERED ISR):                                          0
     - FACTOR TO DETERMINE THE NFEAR:                                     0
     NFER FROM THE PERIOD                                                 0

--------------------------------------------------------------------------------
                 BALANCE OF THE NFEAR AT THE END OF THE PERIOD
--------------------------------------------------------------------------------

NFEAR BALANCE TO:      31 OF DICIEMBRE OF 2002                            0
Number of shares Outstanding at the Date of the NFEAR                     0
                    (Units)

--------------------------------------------------------------------------------
                         MODIFICATION BY COMPLEMENTARY
--------------------------------------------------------------------------------

NFEAR BALANCE TO DECEMBER 31st OF: 2001                                   0
Number of shares Outstanding at the Date of the NFEAR                     0
                    (Units)

                             MEXICAN STOCK EXCHANGE
                                   SIFIC/ICS

STOCK EXCHANGE CODEELEKTRA                              QUARTER:4      YEAR:2002
GRUPO ELEKTRA, S.A. DE C.V.

                                                                    CONSOLIDATED
                                                                  FINAL PRINTING

                  INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

                         CHARACTERISTICS OF THE SHARES

                                                                                CAPITAL STOCK
                                            NUMBER OF SHARES                 (Thousands of Pesos)
          NOMINAL  VALID   -----------------------------------------------    ------------------
SERIES    VALUE    CUPON   PORTION      PORTION    MEXICAN     SUSCRIPTION    FIXED     VARIABLE
UNICA     2.30500   0      237,599,460            78,222,947   159,376,513    547,619
TOTAL                      237,599,460      0     78,222,947   159,376,513    547,619       0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION:

237,599,460

SHARES PROPORTION BY:

CPO'S:
UNITS:
ADRS's:
GDRS's:
ADS's:
GDS's:


                             REPURCHASED OWN SHARES

               NUMBER OF        MARKET VALUE OF THE SHARE
SERIES         SHARES         AT REPURCHASE       AT QUARTER
------         ---------      -------------       ----------
UNICA          7,448,242      46.14000            25.70000

                             MEXICAN STOCK EXCHANGE
                                   SIFIC/ICS

STOCK EXCHANGE CODEELEKTRA                              QUARTER:4      YEAR:2002
GRUPO ELEKTRA, S.A. DE C.V.

                                                                    CONSOLIDATED
                                                                  Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK CORRESPONDING TO THE PERIOD FROM 1 OF JANUARY TO 31 OF DECEMBER OF 2002 AND 2001 IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR OF THE PREVIOUS YEAR.



----------------------------------            ----------------------------------

    C.P. MAURO AGUIRRE REGIS                       C.P. GILDARDO LARA BAYON
      CONTROLING DIRECTOR                           CONSOLIDATION MANAGER


                      MEXICO, D.F., AT FEBRUARY 24 OF 2003